Exhibit 99.3

Investor Relations	Media Relations
Monish Bahl CDC Software 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259 8631 lgasper@cdcsoftware.com

CDC Software Partners with Avnet Technology Solutions to Facilitate Expansion in Indian Market

BANGALORE, INDIA, ATLANTA, November 09, 2011 — CDC Software Corporation, a global enterprise software provider of on-premise and cloud deployments, today announced its collaboration with Avnet Technology Solutions through the “SolutionsPath ISV (Independent Software Vendor) Acceleration Program,” that is expected to help facilitate CDC Software’s expansion in the Indian market.

The Avnet SolutionsPath ISV Acceleration Program is a multi-track partner model designed to support and integrate the applications of business partners and ISVs. This program has been created for ISVs specializing in making or selling software designed for industry verticals. It offers business partners the resources to help grow their businesses by way of joint marketing initiatives and go-to-market strategies and support needed to integrate ISV applications and products on varied infrastructure platforms.

Nagaraja Prakasam, managing director, CDC Software SSEA said, “At CDC Software, our approach to partnerships is to create an ecosystem of software solutions, organizations and industry luminaries focused on a single, unifying desire: driving customer success. We believe that Avnet will help to enhance our reach in the Indian market and advance sales across A and B class cities. We believe that our solutions help deliver benefits to organizations in the form of higher efficiency, improved performance and increased cost savings. With its large network of partners in India, Avnet’s SolutionsPath ISV Acceleration Program is expected to provide us with valuable leads that will further facilitate our expansion throughout the India market.”

“We believe that this association would enable Avnet to provide a vertical industry based approach for IT infrastructure Solutions to our channel partners. Our ISV acceleration program will help CDC Software to provide more efficient IT infrastructure solutions by leveraging our channel and supplier relationships,” says Sunil Golani, director of Technology & Solution Practices, Avnet Technology Solutions.

About Avnet Technology Solutions

As a global IT solutions distributor, Avnet Technology Solutions collaborates with its customers and suppliers to create and deliver effective solutions that address the business challenges of their end-user customers locally and around the world. For fiscal year 2010, the group served customers in more than 30 countries and generated US $8.19 billion in annual revenue. Avnet Technology Solutions is an operating group of Avnet, Inc.

About Avnet, Inc.

As a Fortune 500 company, is one of the largest distributors of electronic components, computer products and embedded technology serving customers in more than 30 countries worldwide. Avnet accelerates its partners’ success by connecting the world’s leading technology suppliers with a broad base of more than 100,000 customers by providing cost-effective, value-added services and solutions. For the fiscal year ended July 3, 2010, Avnet generated revenue of $19.16 billion.

About CDC Software

CDC Software, The Customer-Driven Company™, is a global enterprise software provider of on-premise and cloud deployments.  Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, and enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions. CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy.  Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about expectations regarding expansion in the Indian market, our beliefs regarding Avnet and its ability to help us enhance our reach into the Indian market and advance sales, our beliefs regarding our solutions and the benefits thereof, our expectations regarding Avnet’s SolutionsPath ISV Acceleration Program and the expected benefits thereof, our beliefs regarding our association with Avnet, and other statements we may make. Such statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; and the risks related to the recent trading halt of our shares and the continued listing of our shares on NASDAQ. In addition, please refer to the CDC Software’s recent filings with U.S. Securities and Exchange Commission (the “SEC”) on Forms 6-K. These filings identify and address other important risk factors. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

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